Exhibit 99.1

Cellect Receives Multiple Patent Grants

Following US, EU, Russia and South Korean approval:

Cellect Technology Patent has now also been approved in Japan & Australia

PATENT COVERS FIRST-IN-KIND DEVICES USING CELLECT’S FLAGSHIP TECHNOLOGY, THE APOGRAFT™ WHICH IS INTENDED TO REPLACE HIGH-COST AND COMPLEX PROCESSES USED TODAY IN STEM CELL ISOLATION

Devices using ApoGraft are aimed for a wide range of medical applications such as Bone Marrow Transplants, Diabetes, Inflammatory Bowel Disease, Graft-versus-Host Disease, and many others

Tel Aviv, Israel – November 5, 2018 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of novel stem cell production technology, announced today that it has received a formal Notice of Allowance from the Japanese and Australian Offices for Patents & Trademarks (Japanese Application No. 2014-560516; Australian Application No. 20132s29008) covering a key composition of matter and method of use of Cellect’s ApoGraft technology in devices for stem cell selection.

The current patent significantly enhances Cellect’s protection of its core technology and its commercial applications by covering the various devices using the ApoGraft for a positive selection of stem cells.

The device can enable cell selection in a simplified and affordable setting using an off-the-shelf product - a solution that currently does not exist and potentially covering a wide range of unmet medical needs. Furthermore, it brings a first in kind method for obtaining of raw material (specific cell types) for many of the cell therapeutics and therefore is anticipated to take a pivotal role in the fast growing cell therapy market.

“Japan and Australia are among the most advanced healthcare systems in the world especially for cell therapies and very important markets. As country regulators are fast-tracking stem cell therapies, we see partnering opportunities with Japanese and Australian healthcare sector companies and researchers. Combined with recent clinical and product developments, we believe this will position Cellect to meet the needs of the ever-growing Cell Therapy Industry.  Working with partners to improve the safety and efficacy of stem cells and expanding regenerative medicine’s wide scale availability and affordability are cornerstones of Cellect’s strategy. Our growing IP estate supports this purpose,” stated Cellect CBO, Andrew Sabatier.

The devices covered by the patent are essentially containers (a bag, column, tube, bottle, vial or flask) comprised of a biocompatible material and a biologically active cell surface apoptosis-inducing ligand immobilized to a surface that is adapted for cell selection by elimination of apoptosis-sensitive cells. Specifically, the patent protects the company’s planned devices and any devices planned by other companies adapted for selection of cells that are resistant to receptor-mediated apoptosis and a method for using the device.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our expectations regarding the role that the Company’s technology will play in the future and the protection that the patent may provide. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products.. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, http://www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.
Eyal Leibovitz, Chief Financial Officer
http://www.cellect.co
+ 972-9-974-1444